

Mail Stop 3720

July 6, 2009

Via U.S. Mail and Fax
Mr. Philip J. Angelastro
Senior Vice President Finance
and Controller
Omnicom Group Inc.
437 Madison Avenue
New York, New York 10022

> **Re: Omnicom Group Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 1-10551**

Dear Mr.Angelastro:

We have reviewed your supplemental response letter dated June 15, 2009 as well as your filing and have the following comments. As noted in our comment letter dated April 24, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2008

Item 7. Management's discussion and analysis of financial condition and results of Operations

Critical accounting policies and new accounting pronouncements

Critical accounting policies, page 10

1.   Refer to Attachment 1 and your proposed disclosures.   Based on your disclosures it appears that to determine fair value of your reporting units at June 30, 2008 you have used (1) the income approach, (2) comparative market participant multiples for EBITDA and (3) when available, recent and similar purchase methodologies in your annual impairment tests at June 30, 2008. We note that because of the deterioration and volatility of the global capital markets during the fourth quarter of 2008 you concluded that the income approach was the most appropriate methodology for your interim impairment test at December 31, 2008. Tell us why

you believe a change in determining fair value at December 31, 2008 was appropriate. Further it appears that you reverted back to the three methodologies for you annual impairment test at June 30, 2009.   Which method is preferable? What has changed from December 31, 2008 to June 30, 2009 that warrants a change back to your June 30, 2008 methodologies? Refer to the relevant accounting literature.

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Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Ivette Leon, Associate Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director